Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	Via EDGAR

July 8, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

        Re: Everspin Technologies, Inc.

               Confidential Draft Registration Statement on Form S-1

               Submitted on May 13, 2016

               CIK No. 0001438423

Dear Ms. Ravitz:

Attached for submission via EDGAR on behalf of our client, Everspin Technologies, Inc. (the “Company”), is the Company’s revised confidentially submitted draft Registration Statement on Form S-1 (“Amended Registration Statement”). The Amended Registration Statement updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on May 13, 2016.

The Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 9, 2016, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Prospectus Summary, page 1

1.	Please tell us the criteria you used to determine which customers to highlight in the fourth paragraph on page 1, the fourth paragraph on page 61, and the table on page 64. Include in your response whether any unnamed customers also satisfy those criteria. Please note that name recognition alone should not form the basis of your decision to identify select customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it selected all of the customers, except for Nikkiso, on the basis of the Company’s total revenue from such customers in 2013, 2014 and 2015, and the sales forecast for 2016, for each of the industrial, automotive and transportation, and enterprise storage markets. Each of the customers, except for Nikkiso, mentioned in the fourth paragraph on page 1, the last paragraph on page 67, and the table on page 70, were the top customers by revenue in the industrial, automotive and transportation, and enterprise storage markets during such periods.

Nikkiso was a top customer by revenue in the industrial market in 2013 and 2014, and is forecasted to be a top customer by revenue in 2016, but was not a top customer by revenue in 2015. The Company believes that the inclusion of Nikkiso is relevant because of their relative consistency as a top customer by revenue and because no one other customer would otherwise be appropriate to disclose instead.

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Page Two

2.	If you choose to highlight your contractual arrangements with GLOBALFOUNDARIES here, please provide additional details about the relationship that will provide sufficient balance, such as the lack of any foundry capacity commitment to you.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 12, 71 and 72 of the Amended Registration Statement. The Company supplementally advises the Staff as background to its responses on pages 12, 71 and 72 of the Amended Registration Statement that unlike a typical fabless semiconductor arrangement with a third party manufacturer, GLOBALFOUNDRIES is developing a manufacturing line specifically for the Company’s magnetic tunnel junction (MTJ) Spin-Torque Magnetoresistive Random-Access Memory (ST-MRAM) technology. Both GLOBALFOUNDRIES and the Company have invested a significant amount of money to enable GLOBALFOUNDRIES to support high-volume production of the Company’s higher density MRAM products with this MRAM manufacturing line. Further, and as disclosed on page 12, 71 and 72 of the Amended Registration Statement, because the manufacturing agreement includes a customary forecast and ordering mechanism for the supply of the product, and the Company is obligated to order and pay for, and GLOBALFOUNDRIES is obligated to supply, products consistent with the binding portion of the forecast, the risk that the Company’s access to GLOBALFOUNDRIES’ foundry capacity would be at risk to another semiconductor customer or otherwise displaced is reduced. We have also disclosed on such pages the various risks involved, including that we may also be obligated to pay for unused capacity if our demand decreases in the future, or if our estimates prove inaccurate.

3.	We note your disclosure on page 5 regarding your status as an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We advise the Staff that the Company has conducted several “testing the waters” meetings with qualified institutional buyers or institutional accredited investors and we will supplementally provide the Staff with a copy of the presentation that the Company used in these meetings under separate cover. We further advise the Staff that we will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

4.	We note your use of terms like “MRAM,” “SoC solutions,” “SSD,” and “RAID” in your summary. Please revise to clarify the meaning of these and other undefined terms so that investors who may not be familiar with your industry can better understand your business. In addition, please explain here what you mean by “non-volatile memory.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in addition to the definitions for the terms RAM, MRAM, DRAM, SRAM, CMOS and MJT that were previously defined on pages 1 and 3 of the Registration Statement, the Company has revised the Prospectus Summary to define the following additional terms: non-volatile memory, NAND flash, SoC, SSD and RAID on pages 1, 2, 3 and 4 of the Amended Registration Statement.

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United States Securities and Exchange

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Page Three

Our Competitive Strengths, page 3

5.	Please provide support for your claim that you are the only commercial provider of MRAM.

Response: The Company respectfully submits that there is objective support for the above-referenced statement and that the Company continues to hear from its customers that the Company is the only source of MRAM technology. The Company also refers the Staff to the Company’s response provided in the Staff’s comment number 10 and that it has reviewed the publicly available information of certain competitors whereby the Company does not believe any other company has commercially shipped in volume any MRAM products. The Company’s MRAM products have shipped in high volume, and the Company is currently the only commercial supplier of such products as reported most recently by the following independent third party:

•	“Everspin Technologies is the only company currently offering toggle MRAM chips at 4Mb and 16Mb, and ST-MRAM chips at 64Mb.” International Data Corporation (IDC), The Changing Face of Memory Technologies: New Technologies Drive New Opportunities — and Create New Problems, Nov. 2015.

Accordingly, the Company respectfully submits that the statements in the Registration Statement regarding the Company being the only commercial supplier of MRAM are supported and are therefore appropriate disclosure.

Management’s Discussion and Analysis, page 41

Cash Used in Investing Activities, page 49

6.	Please revise to explain the reason for the increase in cash used in investing activities in your most recent fiscal year as compared to the prior year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 of the Amended Registration Statement to explain that the increase in cash used in investing activities for 2015 is primarily related to the purchase of manufacturing equipment and third party software.

Critical Accounting Policies and Estimates

Stock-based Compensation, Page 52

7.	Please tell us your estimated IPO price range. To the extent that there is a significant difference between the fair value of your common stock on option grant dates during the past 12 months and the estimated IPO price range, please explain to us each significant factor contributing to the difference.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested information under separate cover once the Company, in consultation with the underwriters, has determined an estimated offering price.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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United States Securities and Exchange

Commission

Page Four

Business, page 55

8.	It does not appear that you have identified the customers that represent more than 10% of your revenues in the most recently completed fiscal periods. Please revise or advise.

Response: The Company respectfully advises the Staff that it disclosed on page 70 of the Registration Statement that sales to NXP and Avago Technologies Ltd. (Broadcom) each accounted for 13% of the Company’s revenue during 2015, and that no other end customers accounted for more than 10% of the Company’s revenues during 2015. The Company has additionally disclosed in the Amended Registration Statement the customers that accounted for more than 10% of the Company’s revenues during the first quarter of 2016.

The Opportunity for Fast, Persistent Memory–MRAM, page 57

9.	We note your discussion of the advantages of MRAM over traditional memory technologies. Please tell us whether other emerging technologies exist that compete with MRAM as alternatives to the traditional technologies.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosures on pages 62, 72 and 73 of the Amended Registration Statement.

Competition, page 66

10.	Please tell us whether any competitors such as Avalanche have begun commercialization or production of their MRAM products or whether you anticipate they will begin to do so in the near future.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response provided in the Staff’s comment number 5 whereby the Company does not believe any other company has commercially shipped in volume any MRAM products. The Company supplementally advises the Staff that according to publicly available information Avalanche has started sampling its own MRAM products it has not yet made a public announcement of production capability nor has the Company seen any announcement of a foundry or manufacturing agreement for their products. Companies like Crocus have begun development of such products, but the Company is not aware of any other company that has begun commercial shipment of MRAM products. Based on publicly available information, Crocus is no longer publicly promoting discrete MRAM memory products and appears to be focused on magnetic sensors and proprietary magnetic based logic structures.

Executive Compensation, page 77

11.	Please file as separate exhibits each of the Executive Employment Agreements discussed on page 79 or advise.

Response: The Company respectfully acknowledges the Staff’s comments and plans to file each of the Executive Employment Agreements discussed on pages 85 and 86 of the Amended Registration Statement with the next filing or submission.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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United States Securities and Exchange

Commission

Page Five

Certain Relationships and Related Party Transactions, page 87

12.	Please file as exhibits the agreements governing your bridge financings and convertible preferred and common stock financings and your voting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes the agreements governing the Company’s bridge financings and the voting agreement are immaterial in significance because such agreements will terminate by their terms upon the completion of the proposed offering contemplated by the Registration Statement, and therefore are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Principal Stockholders, page 94

13.	Please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by EPIC IV, LLC.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on page 102 of the Amended Registration Statement to include the names of the two natural persons having shared voting and investment power with respect to the shares held by the EPIC entity. Please note that EPIC IV, LLC is in the process of transferring the shares held by it to another EPIC entity, and the disclosure regarding the entity holding the shares has been revised accordingly.

Financial Statements

Note 9. Related Party Transactions

Joint Development Agreement–GLOBALFOUNDRIES, page F-24

14.	Please disclose the per share value of your common stock as of year-end that was used to value the shares issued for compensation. To the extent that there is a significant difference between this fair value and your estimated IPO price range, please explain to us each significant factor contributing to the difference.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-28 of the Amended Registration Statement to disclose the per share value of its common stock. In addition, the Company will supplementally provide the requested information related to a significant difference, if any, between the year-end fair value and the Company’s estimated IPO price range under separate cover once the Company, in consultation with the underwriters, has determined an estimated offering price.

Transactions with Freescale, page F-25

15.	We note that Freescale processes your products and its one your customers. Please provide us an analysis of ASC 605-45 related to the presentation of any purchase and sale transactions of the same product with Freescale.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the purchase and sale transactions between the Company and Freescale are not for the same product. The Company supplementally advises the Staff that it provides a processing service to Freescale for some of Freescale’s wafers, and accordingly, the Company treats the transaction as a service arrangement. In addition, Freescale purchases a sensor, which is a die on a CMOS wafer that the

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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United States Securities and Exchange

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Page Six

Company sells to Freescale that is used as an embedded product. The Company purchases process wafers from Freescale for its 256K and 1Mb Toggle product, which is a different product than the sensor product sold to Freescale.

The Company requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Phillip LoPresti, Everspin Technologies, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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